July 1, 2005


Mail Stop 4561

Mr. Mrutyunjaya S. Chittavajhula
Chief Financial Officer
Syndication Net.Com, Inc.
1250 24th Street NW, Suite 300
Washington, DC 20037

Re:	Syndication Net.Com, Inc.
	Form 10-KSB for the year ended December 31, 2004
      Filed April 15, 2005
	File No. 0-29701

Dear Mr. Chittavajhula:

      We have reviewed your filing and have the following comments.
In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

Financial Statements

1. We note your presentation of development stage financial statements from inception of the development stage on January 1, 2004 through December 31, 2004. Please advise us of your consideration of
SFAS 7 as it relates to the identification of a development stage enterprise and your presentation of development stage enterprise financial statements from inception of the development stage on January 1, 2004, as opposed to an earlier date.





Note 11 - Convertible Debentures, page F-22

2. With respect to your Secured Convertible Debenture issued in June
2004, please tell us how you considered EITF 98-5 in your conclusion that there was no beneficial conversion feature associated with this debenture.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.





      You may contact Rachel Zablow, Staff Accountant at (202)
551-
3428 or the undersigned at (202) 551-3403 if you have questions.



						Sincerely,



Steven Jacobs
Accounting Branch Chief
??

??

??

??

Mr. Mrutyunjaya S. Chittavajhula
Syndication Net.Com, Inc.
July 1, 2005
Page 1